

Axos Q3 Fiscal 2026 Earnings Supplement

April 30, 2026

NYSE: AX



Loan Growth by Category

	$ Millions		
	Q3 FY26	Q2 FY26	Inc (Dec)
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$ 3,784	$ 3,751	$ 33
SF Warehouse Lending	921	1,044	(123)
Multifamily & Commercial Mortgage			
Multifamily	1,437	1,469	(32)
Small Balance Commercial	1,037	1,029	8
Commercial Real Estate			
CRE Specialty	7,235	7,061	174
Lender Finance RE	1,488	1,342	146
Commercial & Industrial Non-RE			
Lender Finance Non-RE	2,246	2,401	(155)
Asset-Based and Cash Flow Lending	2,920	2,817	103
Equipment Lending and Leasing	1,661	1,598	63
Capital Call Facilities	2,125	1,688	437
Auto & Consumer			
Auto	538	507	31
Unsecured/OD	79	69	10
Loans	$ 25,471	$ 24,776	$ 695



Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

› Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› 1031 exchange firms
› Title and escrow companies
› HOA and property management
› Business management and entertainment

› Broker-dealer client cash
› Broker-dealer reserve accounts

› Full service digital banking, wealth management, and securities trading

› White-label banking

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

Total Deposits: $22.4B

- Fiduciary Services $1.1B
- Consumer Direct $10.8B
- Distribution Partners $0.3B
- Small Business Banking $0.9B
- Commercial & Treasury Management $5.0B
- Axos Securities[1] $1.1B
- Specialty Deposits $3.2B



Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)

A waterfall chart showing the following values (in millions):

	ACL	UCL
December 31, 2025 (ACL + UCL)	327.0	15.6
Gross Charge-offs	(20.9)	
Gross Recoveries	1.8	
Provision for Credit Losses	38.8	2.3
March 31, 2026 (ACL + UCL)	346.7	17.9

Legend: ACL (dark blue), UCL (orange)



Credit Quality ($ millions)

March 31, 2026	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,705	$	57	1.21 %
Multifamily and Commercial Mortgage		2,474		7	0.28
Commercial Real Estate		8,723		15	0.17
Commercial & Industrial - Non-RE		8,952		98	1.09
Auto & Consumer		617		3	0.49
Total	$	25,471	$	180	0.71 %

December 31, 2025	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,795	$	56	1.17 %
Multifamily and Commercial Mortgage		2,498		6	0.24
Commercial Real Estate		8,403		22	0.26
Commercial & Industrial - Non-RE		8,504		65	0.76
Auto & Consumer		576		3	0.52
Total	$	24,776	$	152	0.61 %

March 31, 2025	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,195	$	44	1.05 %
Multifamily and Commercial Mortgage		3,341		34	1.02
Commercial Real Estate		6,356		34	0.53
Commercial & Industrial - Non-RE		6,390		71	1.11
Auto & Consumer		447		2	0.45
Total	$	20,729	$	185	0.89 %



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Selected Balance Sheet Data:					
Total assets	$ 29,248,986	$ 28,201,406	$ 27,431,817	$ 24,783,078	$ 23,981,154
Loans—net of allowance for credit losses	24,957,536	24,272,552	22,635,137	21,049,610	20,193,630
Loans held for sale, carried at fair value	23,964	18,826	12,202	10,012	15,644
Allowance for credit losses	346,702	327,043	307,431	290,049	279,950
Securities—trading	444	880	533	649	346
Securities—available-for-sale	801,439	811,126	57,798	66,008	79,958
Securities borrowed	133,015	109,141	182,518	139,396	91,915
Customer, broker-dealer and clearing receivables	333,699	277,308	263,095	252,720	300,907
Total deposits	22,388,135	23,232,748	22,264,753	20,829,543	20,136,714
Advances from the FHLB	1,805,000	60,000	60,000	60,000	60,000
Secured financings	634,452	691,507	782,423	—	—
Borrowings, subordinated notes and debentures	378,065	364,814	510,064	312,671	377,427
Securities loaned	148,668	128,869	204,620	139,426	111,094
Customer, broker-dealer and clearing payables	338,592	358,727	385,821	350,606	314,399
Total stockholders' equity	$ 3,065,183	$ 2,930,092	$ 2,793,121	$ 2,680,677	$ 2,603,900
Common shares outstanding at end of period	56,882,190	56,677,323	56,643,547	56,483,617	56,865,524
Common shares issued at end of period	71,724,042	71,419,706	71,356,152	71,101,642	70,813,637
Per Common Share Data:					
Book value per common share	$ 53.89	$ 51.70	$ 49.31	$ 47.46	$ 45.79
Tangible book value per common share (Non-GAAP)[1]	$ 49.71	$ 47.79	$ 45.21	$ 44.60	$ 42.91
Capital Ratios:					
Equity to assets at end of period	10.48 %	10.39 %	10.18 %	10.82 %	10.86 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	10.17 %	9.80 %	10.26 %	10.73 %	10.45 %
Common equity tier 1 capital (to risk-weighted assets)	11.65 %	11.65 %	11.66 %	12.52 %	12.39 %
Tier 1 capital (to risk-weighted assets)	11.65 %	11.65 %	11.66 %	12.52 %	12.39 %
Total capital (to risk-weighted assets)	14.32 %	14.39 %	15.20 %	15.28 %	15.21 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.39 %	9.15 %	9.69 %	10.23 %	10.14 %
Common equity tier 1 capital (to risk-weighted assets)	10.90 %	11.12 %	11.37 %	12.42 %	12.31 %
Tier 1 capital (to risk-weighted assets)	10.90 %	11.12 %	11.37 %	12.42 %	12.31 %
Total capital (to risk-weighted assets)	12.13 %	12.37 %	12.62 %	13.70 %	13.49 %
Axos Clearing LLC:					
Net capital	$ 103,752	$ 94,673	$ 91,442	$ 86,996	$ 79,264
Excess capital	$ 97,249	$ 88,369	$ 86,042	$ 81,834	$ 73,172
Net capital as a percentage of aggregate debit items	31.91 %	30.04 %	33.87 %	33.71 %	26.02 %
Net capital in excess of 5% aggregate debit items	$ 87,495	$ 78,913	$ 77,942	$ 74,091	$ 64,035



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	At or For The Three Months Ended				
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Selected Income Statement Data:					
Interest and dividend income	$ 478,241	$ 513,845	$ 465,736	$ 442,413	$ 432,722
Interest expense	171,980	182,136	174,686	162,252	157,258
Net interest income	306,261	331,709	291,050	280,161	275,464
Provision for credit losses	41,000	25,000	17,255	14,997	14,500
Net interest income, after provision for credit losses	265,261	306,709	273,795	265,164	260,964
Non-interest income	85,988	53,378	32,340	41,285	33,373
Non-interest expense	185,953	184,574	156,246	150,652	146,261
Income before income taxes	165,296	175,513	149,889	155,797	148,076
Income taxes	40,619	47,116	37,537	45,122	42,870
Net income	$ 124,677	$ 128,397	$ 112,352	$ 110,675	$ 105,206
Weighted average number of common shares outstanding:					
Basic	56,724,054	56,660,833	56,512,587	56,392,620	57,029,078
Diluted	58,073,257	57,731,339	57,782,828	57,558,280	58,174,696
Per Common Share Data:					
Net income:					
Basic	$ 2.20	$ 2.27	$ 1.99	$ 1.96	$ 1.84
Diluted	$ 2.15	$ 2.22	$ 1.94	$ 1.92	$ 1.81
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.90	$ 2.25	$ 2.07	$ 1.94	$ 1.81
Performance Ratios and Other Data:					
Growth in loans held for investment, net	$ 684,984	$ 1,637,415	$ 1,585,527	$ 855,980	$ 706,903
Loan originations for sale	$ 70,080	$ 61,009	$ 47,122	$ 42,487	$ 20,962
Return on average assets	1.77 %	1.83 %	1.77 %	1.85 %	1.77 %
Return on average common stockholders' equity	16.26 %	17.44 %	15.94 %	16.85 %	16.44 %
Interest rate spread[2]	3.88 %	4.17 %	3.89 %	3.97 %	3.91 %
Net interest margin[3]	4.57 %	4.94 %	4.75 %	4.84 %	4.78 %
Net interest margin[3] – Banking Business Segment	4.62 %	5.02 %	4.80 %	4.88 %	4.83 %
Efficiency ratio[4]	47.41 %	47.93 %	48.32 %	46.87 %	47.36 %
Efficiency ratio[4] – Banking Business Segment	41.54 %	41.39 %	42.89 %	40.94 %	41.53 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.31 %	0.04 %	0.11 %	0.16 %	0.09 %
Nonaccrual loans to total loans	0.71 %	0.61 %	0.74 %	0.79 %	0.89 %
Non-performing assets to total assets	0.62 %	0.56 %	0.64 %	0.71 %	0.79 %
Allowance for credit losses - loans to total loans held for investment	1.37 %	1.33 %	1.34 %	1.36 %	1.37 %
Allowance for credit losses - loans to non-performing loans	192.15 %	215.81 %	180.41 %	170.23 %	151.28 %

[1] *See "Use of Non-GAAP Financial Measures" herein.*
[2] *Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.*
[3] *Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.*
[4] *Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.*



Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)		March 31, 2026		December 31, 2025		September 30, 2025		June 30, 2025		March 31, 2025
Net income	$	124,677	$	128,397	$	112,352	$	110,675	$	105,206
Favorable legal settlement[1]		(22,000)		—		—		—		—
Acquisition-related costs[2]		2,834		2,419		2,941		1,604		1,604
Verdant acquisition - Provision for credit losses		—		—		7,765		—		—
Other costs[3]		—		—		—		—		(1,879)
Income taxes		4,713		(649)		(2,681)		(465)		80
Adjusted earnings (non-GAAP)	$	110,224	$	130,167	$	120,377	$	111,814	$	105,011
Average dilutive common shares outstanding		58,073,257		57,731,339		57,782,828		57,558,280		58,174,696
Diluted EPS	$	2.15	$	2.22	$	1.94	$	1.92	$	1.81
Favorable legal settlement[1]		(0.38)		—		—		—		—
Acquisition-related costs[2]		0.05		0.04		0.05		0.03		0.03
Verdant acquisition - Provision for credit losses		—		—		0.13		—		—
Other costs[3]		—		—		—		—		(0.03)
Income taxes		0.08		(0.01)		(0.05)		(0.01)		—
Adjusted EPS (Non-GAAP)	$	1.90	$	2.25	$	2.07	$	1.94	$	1.81

[1] Favorable legal settlement reflects the recognition of a legal settlement in the Company's favor reached in March 2026.

[2] Acquisition-related costs includes amortization of intangible assets, and for the three months ended September 30, 2025, also includes $1.3 million of acquisition-related costs associated with the Verdant acquisition.

[3] Other costs for the three months ended March 31, 2025, primarily reflects the payment of a legal judgment at an amount less than previously accrued.



Use of Non-GAAP Financial Measures *(cont'd)*

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest comparable GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)		March 31, 2026		December 31, 2025		September 30, 2025		June 30, 2025		March 31, 2025
Common stockholders' equity	$	3,065,183	$	2,930,092	$	2,793,121	$	2,680,677	$	2,603,900
Less: servicing rights, carried at fair value		26,299		25,431		26,243		27,218		27,585
Less: goodwill and intangible assets		211,046		196,119		205,747		134,502		135,966
Tangible common stockholders' equity (Non-GAAP)	$	2,827,838	$	2,708,542	$	2,561,131	$	2,518,957	$	2,440,349
Common shares outstanding at end of period		56,882,190		56,677,323		56,643,547		56,483,617		56,865,524
Book value per common share	$	53.89	$	51.70	$	49.31	$	47.46	$	45.79
Less: servicing rights, carried at fair value per common share		0.46		0.45		0.46		0.48		0.49
Less: goodwill and other intangible assets per common share		3.71		3.46		3.63		2.38		2.39
Tangible book value per common share (Non-GAAP)	$	49.72	$	47.79	$	45.22	$	44.60	$	42.91



Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com

www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com